U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2



     Certificate of Accounting of Securities and Similar Investments in the
                   Custody of Management Investment Companies



                    Pursuant to Rule 17f-2 (17 CFR 270.17f-2)



Date examination completed:  May 4, 1999



1.      Investment Company Act File Number         811-8281


2.      State Identification Number:               PA


3.      Address of principal executive office:     Great Plains Funds
                                                   Federated Investors Tower
                                                   Pittsburgh, PA  15222-3779

                                             Deloitte & Touche LLP
                                             2500 One PPG Place
                                             Pittsburgh, Pennsylvania 15222-5401
                                             412-338-7200
                                             Fax 412-338-7380

Great Plains Funds
c/o Federated Services Company
Federated Investors Tower
Pittsburgh, PA  15222-3779



To the Board of Trustees of:



Portfolios of Great Plains Funds                               File No.
--------------------------------                               ---------

        Equity Fund                                            811-8281

        Intermediate Bond Fund                                 811-8281

        Tax-Free Bond Fund                                     811-8281

        Premier Fund                                           811-8281

        International Equity Fund                              811-8281


We have examined the investment accounts shown by the books and records of the investment companies listed above (the "Funds") for the period from August 31, 1998 to May 4, 1999. Our examination was made without prior notice to the funds. Our work included agreement of an analysis of portfolio transactions recorded from August 31, 1998 to May 4, 1999 in the investment accounts to supporting records and verification of a sample of such portfolio security transactions to supporting records and documentation. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and is not intended to be and should not be used for any other purpose.

National Bank of Commerce Trust and Savings Association ("NBC"), located in Lincoln, Nebraska, a related entity, is custodian of the Fund's securities. NBC represented to us that the securities owned by the Funds on May 4, 1999 were held for the account of NBC by Northern Trust, located in Chicago, Illinois. We obtained a confirmation from Northern Trust of the securities held for the Funds as of May 4, 1999. We determined that securities, identified by such records as the property of the Funds, were in agreement with the Funds' records of securities owned at May 4, 1999.

In connection with our analysis of portfolio transactions, we noted one exception in the International Equity Fund ("The Fund"). On April 30, 1999 (trade date), the Fund's custodian recorded the sale of 12,000 shares of DeBeers Consolidated Mines Ltd. Stock. The Fund did not record the sale until May 5, 1999 (a delay of 2 business days). The delay was caused by a delay in the receipt of the supporting documentation for the trade. This appears to be an isolated incident and does not represent a material internal control deficiency. Management performed an analysis of net asset value, and informed us that net asset value per share of the Fund was not affected by this error.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, except as mentioned above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements of the Funds in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to the financial statements of any of the Funds, taken as a whole.



/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
May 14, 1999